Exhibit 16.1
March 5, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4(d) of Form F-l of China Lodging Group, Limited dated March 5, 2010 and are in agreement with the statements contained in paragraph 3 in the section “Change in Accountants” included therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Ernst & Young Hua Ming
Shanghai, The People’s Republic of China